SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7 )(1)


                           Appiant Technologies, Inc.
                      (f/k/a Nhancement Technologies, Inc.)
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                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03782R108
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                                 (CUSIP Number)

                                Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 31, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(SC13D-07/99)

CUSIP No. 03782R108                 13D                   Page  2 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L. Thomas Baldwin III
L. Thomas Baldwin III Living Trust u/t/a dated 11/9/95
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

  See Note A
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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF -- See Note A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         4,951,813   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    650,113     See Note A
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,951,813   See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    650,113     See Note A


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,450,426 -- L. Thomas Baldwin III  (See Note A)
              151,430 -- L. Thomas Baldwin III Living Trust  (See Note A)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
     See Note A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3%

CUSIP No. 03782R108                 13D                   Page  3 of 7  Pages


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN -- L. Thomas Baldwin III
     OO -- L. Thomas Baldwin III Living Trust

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         a.       Appiant Technologies, Inc.
                      (f/k/a Nhancement Technologies, Inc.)
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND

a.  L. Thomas Baldwin III             a.   L. Thomas Baldwin III Living
                                           Trust, L. Thomas Baldwin III, Trustee

b.  141 West Jackson Boulevard        b.   141 West Jackson Boulevard
    Suite 2850                             Suite 2850
    Chicago, IL    60604                   Chicago, IL    60604

c.  Investor, Trader                  c.   Trust, Trustee

d.  N/A                               d.   N/A

e.  N/A                               e.   N/A

f.  USA                               f.   Illinois, USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

     The source of the funds are the personal funds of L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust. The aggregate amount of funds used in making purchases through and including 30 November 2001 for these Reporting Persons (see Note A) were $48,586,009 for Mr. Baldwin and $2,645,036 for the L. Thomas Baldwin III Living Trust. Mr. Baldwin also has purchased convertible promissory notes of the Issuer for an aggregate principal amount of $3,050,000. In addition to conversion rights, interest and repayment, he has received or will receive warrants to purchase 1,777,823 shares, all of which are immediately exercisable.

CUSIP No. 03782R108                  13D                   Page  4 of 7  Pages


ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III.


     a. Mr. Baldwin has no present plans to purchase additional shares of the Issuer except as a result of possible conversion or exercise of convertible securities or warrants currently held by him.

     b-j. Mr. Baldwin has no present intentions to engage in or cause any of the matters listed in these subsections of this Item 4. His present intention is to be and remain an investor in the Issuer. In December, 2000, Mr. Baldwin was elected a director of the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

                  (1) L. Thomas Baldwin III -- 4,951,813 shares (34.7%) (See Note A)

                  (2)     Rosenthal Collins Group, L.L.C.  (See Note A)

                          (i)  L. Thomas Baldwin III -- 498,683 shares (3.5%)

                          (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                               shares(1.1%)

                          Total Rosenthal Collins Group, L.L.C. -- 650,113 shares (4.6%)

                  Total Group (See Note A) -- 5,601,926 shares (39.3%)

         b.       Voting power:


                    (1) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 4,951,813
                           Shared  voting power ---  650,113
                           Sole dispositive  power -- 4,951,813
                           Shared  dispositive power --  650,113

                    (2) Rosenthal Collins Group, L.L.C. (See Note A) Sole voting power -- 650,113
                           Shared voting power  ---  650,113
                           Sole dispositive power  --  650,113
                           Shared dispositive power  --  650,113

CUSIP No. 03782R108                  13D                   Page  5 of 7  Pages


     c. On March 21, 2001, this Reporting Person purchased, at par, the Issuers's $2,500,000 Convertible Promissory Note maturing on May 31, 2001 (subsequently extended by this Reporting Person to May 31, 2002). This note will be convertible into 2,500,000 shares of Issuer common stock upon maturity. However, not more than 19.9% of additional shares of the Issuer's common stock may be issued without shareholder approval. In connection with this note, the Issuer issued to this Reporting Person a Warrant to purchase 462,963 shares of the Issuer's Common Stock, subject to adjustment. In addition, under this Note, this Reporting Person received additional Warrants to purchase 462,963 shares, because the Issuer did not receive certain additional equity investments. Furthermore, the Issuer issued an additional Warrant to purchase 555,555 shares in consideration of this Reporting Person extending the note's maturity date. All such Warrants are exercisable immediately at an exercise price of $2.70 per share (subject to adjustment pursuant to the terms of the Warrants) and expire 7 years from issuance. See Note A.

          On May 31 2001, this Reporting Person purchased at par, the Issuer's $150,000 face amount Convertible Promissory Note due and payable on June 21, 2001 ("Note"). In further consideration for the Note, this Reporting Person received a warrant to purchase 30,000 shares of the Issuer's common stock, exercisable immediately, at an exercise price of $1.57 per share. The issuer has agreed to register the shares issuable upon exercise in its next registration of shares.


          On June 8, 2001, the Issuer refunded the above-described Note with a $150,000 face amount, 8% secured Convertible Promissory Note ("Promissory Note") due June 8, 2003 ("Maturity Date"). The number of shares into which the Promissory Note may be converted on the Maturity Date is equal to the amount due under the Promissory Note divided by a conversion price determined by taking 110% of the average of the three closing bid prices selected by the Payee during the 15 trading days immediately preceding June 8, 2001 or the average of the three closing bid prices selected by the Payee during the 15 days immediately preceding the conversion date. The Promissory Note is one of an issue to investors including this Reporting Person.

          In further consideration for the Promissory Note, this Reporting Person received a five-year warrant to purchase 56,818 shares of the Issuer's Common Stock, exercisable immediately, at an exercise price of $2.64 per share. The Issuer has agreed to register the shares issuable upon exercise in its next registration of shares.

          On October 31, 2001, this Reporting Person purchased, at par, the Issuer's $100,000 face amount, 8% secured Convertible Promissory Note due on the earlier of five business days from receipt by the Issuer of certain accounts receivable or January 15, 2002. On maturity, the holder may convert this note into shares at 90% of the exercise or conversion price applicable to any subsequent financing secured by the Issuer, or, if no such financing is completed, at 90% of the closing price of the Issuer's common stock on the trading day immediately preceding maturity.

          In further consideration for the above note, this Reporting Person is to receive a warrant to purchase 59,524 shares of common stock, exercisable immediately, at $1.68 per share.

          On November 28, 2001, this Reporting Person purchased, at par, the Issuer's $200,000 face amount, 8% Secured Convertible Promissory Note due May 30, 2002. This note is convertible at maturity into shares of common stock at 90% of the closing price of the Issuer's common stock on the trading day immediately preceding maturity.

       CUSIP No. 03782R108                  13D             Page  6 of 7  Pages

          In further consideration for the above note, this Reporting Person received a warrant to purchase 150,000 shares of common stock exercisable immediately, at $1.35 per share.

     d.       N/A

     e.       N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               See Note A with respect to the relationships among the persons named in Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. There are no materials relating to the borrowing of funds to finance the acquisition, as disclosed in Item 3.

          2. There are no written agreements relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter, as disclosed in Item 4.

          3. There are no written agreements relating to the transfer of voting of the securities, finders' fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy, as disclosed in Item 6, except the Common Stock Warrant heretofore attached as an Exhibit.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2001.

                                            /s/  L. Thomas Baldwin III
                                            ------------------------------------
                                            L. THOMAS BALDWIN III,
                                            Individually and as Trustee of
                                            the L. Thomas Baldwin III Living
                                            Trust u/t/a dated 11/9/95


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

 CUSIP No. 03782R108                  13D                   Page  7 of 7  Pages

                                    NOTE A

This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 5,601,926 shares of common stock of the Issuer (39.3%), including immediately exercisable (i) warrants to purchase 300,000 shares at $6.00 per share and 56,818 shares at $2.64 per share,
(ii) warrants to purchase 30,000 shares at $1.57 per share, (iii) warrants to purchase 59,524 shares at $1.35 per share, (iv) warrants to purchase 1,481,481 shares at $2.70 per share, and (v) warrants to purchase 150,000 shares at $1.50 per share, but excluding shares issuable upon conversion of convertible promissory notes aggregating $2,950,000 face amount, all as described in Item 5c above. L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements.

While RCG has full legal control over 650,113 shares, Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, in Item 5.b, the shares deposited with RCG are listed as owned by it, and the voting and dispositive power is disclosed as shared with Mr. Baldwin.

While the shares of the Issuer held by RCG are owned of record and are under its total legal control, RCG, solely for purposes of the shares of the Issuer and not otherwise, should be deemed an affiliate of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG.